SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Share buy-back programme

Ryanair Holdings plc (the "Company") announces that it has entered into irrevocable arrangements with its brokers, Citigroup Global Markets Limited ("Citigroup") and J&E Davy ("Davy"), to commence a share buy-back programme to repurchase on its behalf, ordinary shares of €0.006 each (the "Shares") including Shares underlying American Depositary Receipts, during the period commencing on 5 February 2016 and ending not later than 31 October 2016. All Shares repurchased will be cancelled.

These arrangements are in accordance with the Company's general authority to repurchase Shares and Shares underlying American Depositary Receipts, Chapter 9 of the Listing Rules of the Irish Stock Exchange, the applicable laws and regulations of the Irish Stock Exchange and where relevant, European Commission Regulation No. 2273/2003 on buyback programmes and stabilisation of financial instruments and Rule 10b-18 and Rule 10b-5 of the Securities Exchange Act of 1934.

Citigroup and/or Davy may be undertaking transactions in the Shares (which may include participation in block purchases) during this period in order to meet their respective obligations pursuant to this buy-back.

The maximum consideration payable by the Company in respect of repurchases of Shares and repurchases of Shares underlying American Depositary Receipts under these arrangements is €800 million. The timing, the actual number of Shares repurchased, and the split between Shares and Shares underlying American Depositary Receipts repurchased, will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.

ENDS

3 February 2016

Enquires:

Contact:
Neil Sorahan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary